UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.__)

                    Under the Securities Exchange Act of 1934

                        WESTINGHOUSE ELECTRIC CORPORATION
                                (Name of Issuer)

                          Common Stock, par value $1.00
                         (Title of Class of Securities)

                                  960402105000
                                 (CUSIP Number)

                                 Karen C. Manson
                                    Secretary
                          Lehman Brothers Holdings Inc.
                      3 World Financial Center, 24th Floor
                                  New York, NY 10285
                                      (212) 526-1936

            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                December 31, 1996

             (Date of Event which required Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). NOT APPLICABLE.

CUSIP No. 960402105000


1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Holdings Inc.
     13-3216325


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
      Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)    Sole Voting Power
       36,306,974

8)   Shared Voting Power
       -0-

9)    Sole Dispositive Power
       36,306,974

10)  Shared Dispositive Power
       700

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
       36,307,674

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     ----------------------------------------------------------------
       [ ]

13)  Percent of Class Represented by Amount in Row 9
     -----------------------------------------------
       5.96%

14)  Type of Reporting Person
       HC/CO




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 31, 1996


LEHMAN BROTHERS HOLDINGS INC.
By:  /s/ Karen C. Manson
         -------------------
Name:  Karen C. Manson
Title:    Vice President and
          Secretary

CUSIP No.
960402105000

1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers
Inc.


13-2518466


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
      Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)    Sole Voting Power
       26,429,215

8)    Shared Voting Power
       -0-

9)    Sole Dispositive Power
       26,429,215

10)  Shared Dispositive Power
       700

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
       26,640,512

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      [ ]

13) Percent of Class Represented by Amount in Row 9
      4.33%

14) Type of Reporting Person
      BD/CO

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 31, 1996


LEHMAN BROTHERS INC.
By:  /s/ Karen C. Manson
         -------------------
Name:      Karen C. Manson
Title:     Senior Vice President and
           Secretary

CUSIP No.
960402105000

1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     LB I Group Inc.
     13-2741778


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
      Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)    Sole Voting Power
        26,410,265

8)    Shared Voting Power
        -0-

9)    Sole Dispositive Power
       26,410,265

10) Shared Dispositive Power
      -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
       26,410,265

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      [ ]

13) Percent of Class Represented by Amount in Row 9
      4.33%

14) Type of Reporting Person
      HC/CO

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 31, 1996


LB I GROUP INC.
By:  /s/ Karen C. Manson
         -------------------
Name:     Karen C. Manson
Title:    Secretary

CUSIP No.
960402105000

1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Offshore Partners Ltd.

2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
      Bermuda

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
      11,877,110

8)  Shared Voting Power
      -0-

9)  Sole Dispositive Power
     11,877,110

10)  Shared Dispositive Power
       -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
       11,877,110

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      [ ]

13) Percent of Class Represented by Amount in Row 9
      1.95%

14) Type of Reporting Person
      CO

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 31, 1996


LEHMAN BROTHERS OFFSHORE PARTNERS LTD.
By:  /s/ Karen C. Manson
         -------------------
Name:  Karen C. Manson
Title:    Authorized Signer

CUSIP No.
960402105000

1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Merchant Banking Portfolio Partnership LP



2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
      14,533,155

8)   Shared Voting Power
      -0-

9)   Sole Dispositive Power
      14,533,155

10)  Shared Dispositive Power
       -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
       14,533,155

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      [ ]

13) Percent of Class Represented by Amount in Row 9
      2.38%

14) Type of Reporting Person
      PN

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 31, 1996


LEHMAN BROTHERS MERCHANT BANKING
PORTFOLIO PARTNERSHIP LP
By:  /s/ Karen C. Manson
         -------------------
Name:  Karen C. Manson
Title:    Authorized Signer

CUSIP No.
960404105000

1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Offshore Investment Partnership LP


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
     Bermuda

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
      2,960,499

8)    Shared Voting Power
       -0-

9)    Sole Dispositive Power
       2,960,499

10)  Shared Dispositive Power
       -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
       2,960,499

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      [ ]

13) Percent of Class Represented by Amount in Row 9
      .48%

14) Type of Reporting Person
      PN

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 31, 1996


LEHMAN BROTHERS
OFFSHORE INVESTMENT PARTNERSHIP LP
By:  /s/ Karen C. Manson
         -------------------
Name:  Karen C. Manson
Title:    Authorized Signer

CUSIP No.
960402105000

1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Offshore Investment Partnership - Japan LP



2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
     Bermuda

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)    Sole Voting Power
       8,916,611

8)    Shared Voting Power
       -0-

9)    Sole Dispositive Power
       8,916,611

10)  Shared Dispositive Power
       -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
       8,916,611

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      [ ]

13) Percent of Class Represented by Amount in Row 9
      1.46%

14) Type of Reporting Person
      PN

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 31, 1996


LEHMAN BROTHERS
OFFSHORE INVESTMENT PARTNERSHIP - JAPAN LP
By:  /s/ Karen C. Manson
         -------------------
Name:  Karen C. Manson
Title:    Authorized Signer

CUSIP No.
960402105000

1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Capital Partners II LP



2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
      9,877,759

8)   Shared Voting Power
      -0-

9)   Sole Dispositive Power
      9,877,759

10)  Shared Dispositive Power
       -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
       9,877,759

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      [ ]

13) Percent of Class Represented by Amount in Row 9
      1.62%

14) Type of Reporting Person
      PN

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 31, 1996


LEHMAN BROTHERS CAPITAL PARTNERS II LP
By:  /s/ Karen C. Manson
         -------------------
Name:  Karen C. Manson
Title:    Authorized Signer

Schedule 13D

Item 1.  Security and Issuer

                  This statement relates to the Common Stock, par value $1.00 (the "Common Stock"), of Westinghouse Electric Corporation, a Pennsylvania corporation ("Westinghouse"). The address of the principal executive offices of Westinghouse is Westinghouse Building, 11 Stanwix Street, Pittsburgh, PA 15222-1384.

Item 2.  Identity and Background

           This statement is filed on behalf of the following entities:

           Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 3 World Financial Center
           200 Vesey Street
           New York, NY 10285

           Holdings through its domestic and foreign subsidiaries is a full-line securities firm. Holdings is the General Partner of Lehman Brothers Capital Partners II LP and parent of Lehman Brothers Inc.


           Lehman Brothers Inc., a Delaware corporation ("LBI"),
           3 World Financial Center
           200 Vesey Street
           New York, NY 10285

           LBI, a wholly owned subsidiary of Holdings, is a broker-dealer and the parent of LB I Group Inc.


           LB I Group Inc., a Delaware corporation, ("LB I Group"), 3 World Financial Center
           200 Vesey Street
           New York, NY 10285

           LB I Group, a wholly owned subsidiary of LBI, is the General Partner of Lehman Brothers Merchant Banking Portfolio Partnership LP. and parent of Lehman Brothers Offshore Partners Ltd.

          Lehman Brothers Offshore Partners Ltd., a Bermuda corporation ("LB Offshore Partners"),
          Clarendon House
          Church Street
          P.O. Box HM66
          Hamilton, Bermuda HM CX

          Lehman Brothers Offshore Partners is a wholly owned subsidiary of LB I Group and is the General Partner of two partnerships, Lehman Brothers Offshore Investment Partnership LP and Lehman Brothers Offshore Investment Partnership - Japan LP.


          Lehman Brothers Merchant Banking Portfolio Partnership LP("LB Merchant Banking")
          3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          LB Merchant Banking is a limited partnership.


          Lehman Brothers Offshore Investment Partnership LP ("LB Offshore Investment")
          Clarendon House, Church Street
          P.O. Box HM66
          Hamilton, Bermuda HM CX

          LB Offshore Investment is a limited partnership.


          Lehman Brothers Offshore Investment Partnership - Japan LP ("LB Offshore Japan")
          Clarendon House, Church Street
          P.O. Box HM66
          Hamilton, Bermuda HM CX

          LB Offshore Japan is a limited partnership.


          Lehman Brothers Capital Partners II, LP ("LB Capital Partners") 3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          LB Capital Partners is a limited partnership.

          LB Merchant Banking, LB Offshore Investment, LB Offshore Japan and LB Capital Partners are herein called the "Investment Partnerships".

          The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

          None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto, has during the last five years, except as set forth in Appendix B attached hereto and incorporated herein by reference, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order
          enjoining future   violations of, or mandating activities subject to,
          federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source of Funds or Other Consideration

         See Item 4.

Item 4.  Purpose of Transaction

         Pursuant to an Agreement and Plan of Merger dated June 20, 1996 among Westinghouse, R Acquisition Corp. ("R Acquisition") and Infinity Broadcasting Corporation ("Infinity"), upon the merger of R Acquisition, a wholly owned subsidiary of Westinghouse, with and into Infinity, each outstanding share of Infinity Class A common stock was converted into the right to receive 1.71 shares of Westinghouse common stock.

         The Investment  Partnerships  owned  21,221,186  shares of the   common
         stock of Infinity. As a result of the merger on December 31, 1996, the Investment Partnerships acquired 36,288,024 shares of the common stock of Westinghouse. Of such amount, 14,533,155 shares are directly held by LB Merchant Banking, 2,960,499 shares are directly held by LB Offshore Partnership, 8,916,611 shares are directly held by LB Offshore Japan and 9,877,759 shares are directly held by LB Capital Partners.

         The  General  Partners  and  Control  Persons  of the  General
         Partners of the Investment Partnerships are deemed to beneficially own the Westinghouse shares held by the Investment Partnerships.

         LBI on behalf of itself and its customers, acquired additional shares of common stock in the ordinary course its business as a broker/dealer, and may dispose of any shares so acquired. LBI acquired an additional 19,650 shares of common stock of Westinghouse. Of such amount, 700 shares of common stock, over which LBI has shared investment discretion, are held on behalf of a customer.

         The executive officers, directors and controlling persons of the Reporting Persons, as reflected in Item 2 and Appendix A, who, to the best knowledge of the Reporting Persons (or executive officers or directors of any controlling person) beneficially own any shares of common stock of Westinghouse, are listed in Appendix C, attached hereto and incorporated herein by reference.
         The Reporting Persons do not have sole or shared power to vote and dispose of those shares listed on Appendix C.

Item 5.  Interest in Securities of the Issuer

          (a)  See Item 4.

          (b)  See Item 4.

          (c) Purchases and sales by LBI of shares of common stock of Westinghouse effected during the past 60 days are shown on Appendix D, attached hereto and incorporated herein by reference.

          (d) None of the Reporting Persons nor, to their knowledge, any of the persons listed in Appendix A hereto, knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds form the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion and those shares listed on Appendix C.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           See Item 4.

Item 7.   Material to be Filed as Exhibits.

          Agreement and Plan of Merger, dated as of June 20, 1996, as amended, among Westinghouse, Acquisition R and Infinity (included as Annex I to the Joint Proxy Statement/Prospectus) (incorporated by reference to Exhibit 2.1 to Registration Statement File No.333-13219).

                                                          APPENDIX A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS



NAME / TITLE                                        BUSINESS ADDRESS

Michael L. Ainslie                           Lehman Brothers Holdings Inc.
Private Investor and former                     3 World Financial Center
President and Chief Executive                   New York, New York 10285
Officer of Sotheby's Holdings

John F. Akers                                Lehman Brothers Holdings Inc.
Retired Chairman of                             3 World Financial Center
International Business Machines                 New York, New York 10285
Corporation

Roger S. Berlind                             Lehman Brothers Holdings Inc.
Theatrical Producer                             3 World Financial Center
                                              New York, New York 10285

Thomas H. Cruikshank                         Lehman Brothers Holdings Inc.
Retired Chairman and Chief                      3 World Financial Center
Executive Officer of Halliburton                New York, New York 10285
Company

Richard S. Fuld, Jr.                           Lehman Brothers Holdings Inc.
Chairman and Chief Executive                     3 World Financial Center
Officer of                                          New York, NY 10285
Lehman Brothers Holdings Inc.

Katsumi Funaki*                                Lehman Brothers Holdings Inc.
Senior General Manager of                        3 World Financial Center
International Business of the                       New York, NY 10285
Finance and Investment Planning
Office of Nippon Life

Henry Kaufman                                  Lehman Brothers Holdings Inc.
President of Henry Kaufman &                     3 World Financial Center
Company, Inc.                                       New York, NY 10285

John D. Macomber                               Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                3 World Financial Center
                                                    New York, NY 10285

Dina Merrill                                   Lehman Brothers Holdings Inc.
Actress and Director and Vice                    3 World Financial Center
Chairman of RKO Pictures, Inc.                     New York, NY 10285

Masataka Shimasaki*                          Lehman Brothers Holdings Inc.
Director and General Manager for                3 World Financial Center
the Americas of Nippon Life                        New York, NY 10285





                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                          BUSINESS ADDRESS

Richard S. Fuld, Jr.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               3 World Financial Center
of Lehman Brothers Holdings Inc.                      New York, NY 10285


Jeremiah M. Callaghan                          Lehman Brothers Holdings Inc.
Chief of Operations and Technology                3 World Financial Center
                                                     New York, NY 10285

John L. Cecil
Chief Administrative Officer                   Lehman Brothers Holdings Inc.
                                                  3 World Financial Center
                                                     New York, NY 10285

Thomas A. Russo                                Lehman Brothers Holdings Inc.
Chief Legal Officer                               3 World Financial Center
                                                     New York, NY 10285

Charles B. Hintz                               Lehman Brothers Holdings Inc.
Chief Financial Officer                           3 World Financial Center
                                                     New York, NY 10285

-----
All above individuals are citizens of the United States except those individuals with an * who are citizens of Japan.

                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS



NAME                                                BUSINESS ADDRESS

Roger S. Berlind                                  Lehman Brothers Inc.
Theatrical Producer                             3 World Financial Center
                                               New York, New York 10285

Philip Caldwell                                   Lehman Brothers Inc.
Senior Managing Director                        3 World Financial Center
                                                New York, New York 10285

Howard L. Clark, Jr.                              Lehman Brothers Inc.
Vice Chairman                                   3 World Financial Center
                                                New York, New York 10285

Frederick Frank                                   Lehman Brothers Inc.
Vice Chairman                                   3 World Financial Center
                                                 New York, New York 10285

Richard S. Fuld, Jr.                               Lehman Brothers Inc.
Chairman and Chief Executive                     3 World Financial Center
Officer of Lehman Brothers Holdings                 New York, NY 10285
Inc.


Charles B. Hintz                                   Lehman Brothers Inc.
Chief Financial Officer                          3 World Financial Center
                                                    New York, NY 10285

Bruce R. Lakefield                                 Lehman Brothers Inc.
Director of Lehman Brothers Inc.                 3 World Financial Center
                                                    New York, NY 10285


Sherman R. Lewis, Jr.                              Lehman Brothers Inc.
Vice Chairman                                    3 World Financial Center
                                                    New York, NY 10285


Mel A. Shaftel                                     Lehman Brothers Inc.
Vice Chairman                                    3 World Financial Center
                                                    New York, NY 10285

-----
Above individuals are citizens of the United States.





                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                          BUSINESS ADDRESS

Richard S. Fuld, Jr.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               3 World Financial Center
of Lehman Brothers Holdings Inc.                      New York, NY 10285

Jeremiah M. Callaghan                          Lehman Brothers Holdings Inc.
Chief of Operations and Technology                3 World Financial Center
                                                     New York, NY 10285

John L. Cecil                                       Lehman Brothers Inc.
Chief Administrative Officer                      3 World Financial Center
                                                     New York, NY 10285

Charles B. Hintz                                    Lehman Brothers Inc.
Chief Financial Officer                           3 World Financial Center
                                                     New York, NY 10285

Thomas A. Russo                                     Lehman Brothers Inc.
Chief Legal Officer                               3 World Financial Center
                                                     New York, NY 10285

-----
Above individuals are citizens of the United States.

                                 LB I GROUP INC.

                               BOARD OF DIRECTORS


NAME                                                  BUSINESS ADDRESS

Eliot Fried                                         Lehman Brothers Inc.
Director                                          3 World Financial Center
                                                     New York, NY 10285

David Goldfarb                                      Lehman Brothers Inc.
Director                                          3 World Financial Center
                                                     New York, NY 10285

Allan S. Kaplan                                     Lehman Brothers Inc.
Director                                          3 World Financial Center
                                                     New York, NY 10285


-----
Above individuals are citizens of the United States.



                     LEHMAN BROTHERS OFFSHORE PARTNERS LTD.

                               BOARD OF DIRECTORS


NAME                                                  BUSINESS ADDRESS

Ludovico Del Balzo                                     One Broadgate
Director and Vice President                               EC2M 78A
                                                           London

Peter R. Sherratt                                      One Broadgate
Director                                                  EC2M 78A
                                                           London

David Smith                                            One Broadgate
Director                                                  EC2M 78A
                                                           London

Nicholas Trollope                                      One Broadgate
Director and President                                    EC2M 78A
                                                           London


-----
Above individuals are residents of the United Kingdom.

                                                              APPENDIX B

Fulco v. Continental Cablevision. This civil action was brought in the United States District Court for the District of Massachusetts alleging a violation of Rule 10b(5) for a material omission in the disclosure documents related to a 1989 partnership roll-up in which Shearson Lehman Brothers rendered a fairness opinion. The jury rendered a verdict in 1993 jointly against Shearson Lehman Brothers and Continental Cablevision, the issuer, for a total of $4.6 million. The case was settled shortly thereafter.

                                                             APPENDIX C

                 BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK
        BY REPORTING PERSONS' OFFICERS, DIRECTORS AND CONTROLLING PERSONS

                                                             PERCENTAGE OF
NAME                       NO. OF SHARES                     CLASS OF SECURITIES

John F. Akers               10,000                             0.001%

                                                                   APPENDIX D

                       PURCHASE AND SALES OF COMMON STOCK
                             BY LEHMAN BROTHERS INC.
                                 WITHIN 60 DAYS
                        WESTINGHOUSE ELECTRIC CORPORATION

 TRANS. DATE        # SHARES BOUGHT          # SHARES SOLD      PRICE PER SHARE

  12/09/96          0.0000                   4,500.0000                18.2500
                    0.0000                   4,500.0000                18.2500
                    0.0000                   4,500.0000                18.2500

  12/10/96          900.0000                 0.0000                    18.5000
                    900.0000                 0.0000                    18.5000
                    900.0000                 0.0000                    18.5000

  12/11/96          500.0000                 0.0000                    18.0000
                    15.0000                  0.0000                    18.0000
                    0.0000                   515.0000                  18.0000
                    500.0000                 0.0000                    18.0000
                    15.0000                  0.0000                    18.0000
                    0.0000                   515.0000                  18.0000
                    500.0000                 0.0000                    18.0000
                    15.0000                  0.0000                    18.0000
                    0.0000                   515.0000                  18.0000
                    0.0000                   3,500.0000                18.0000
                    0.0000                   57.0000                   18.0000
                    0.0000                   3,500.0000                18.0000
                    0.0000                   57.0000                   18.0000
                    0.0000                   3,500.0000                18.0000
                    0.0000                   57.0000                   18.0000

  12/12/96          0.0000                   2,400.0000                17.6250
                    0.0000                   8.0000                    17.6250
                    0.0000                   2,400.0000                17.6250
                    0.0000                   8.0000                    17.6250
                    0.0000                   2,400.0000                17.6250
                    0.0000                   8.0000                    17.6250

  12/13/96          100.0000                 0.0000                    17.7500
                    700.0000                 0.0000                    17.7500
                    6.0000                   0.0000                    17.7500
                    75.0000                  0.0000                    17.7500
                    0.0000                   175.0000                  17.7500
                    0.0000                   706.0000                  17.7500
                    100.0000                 0.0000                    17.7500
                    700.0000                 0.0000                    17.7500

 TRANS. DATE        # SHARES BOUGHT          # SHARES SOLD      PRICE PER SHARE
  12/13/96          6.0000                   0.0000                    17.7500
                    75.0000                  0.0000                    17.7500
                    0.0000                   175.0000                  17.7500
                    0.0000                   706.0000                  17.7500
                    100.0000                 0.0000                    17.7500
                    700.0000                 0.0000                    17.7500
                    6.0000                   0.0000                    17.7500
                    75.0000                  0.0000                    17.7500
                    0.0000                   175.0000                  17.7500
                    0.0000                   706.0000                  17.7500
                    4,800.0000               0.0000                    17.5000
                    36.0000                  0.0000                    17.5000
                    36.0000                  0.0000                    17.5000
                    0.0000                   2,200.0000                17.3750
                    0.0000                   8,400.0000                17.5000
                    0.0000                   60.0000                   17.3750
                    0.0000                   60.0000                   17.5000
                    0.0000                   500.0000                  17.6250
                    4,800.0000               0.0000                    17.5000
                    36.0000                  0.0000                    17.5000
                    36.0000                  0.0000                    17.5000
                    0.0000                   2,200.0000                17.3750
                    0.0000                   8,400.0000                17.5000
                    0.0000                   60.0000                   17.3750
                    0.0000                   60.0000                   17.5000
                    0.0000                   500.0000                  17.6250
                    4,800.0000               0.0000                    17.5000
                    36.0000                  0.0000                    17.5000
                    36.0000                  0.0000                    17.5000
                    0.0000                   2,200.0000                17.3750
                    0.0000                   8,400.0000                17.5000
                    0.0000                   60.0000                   17.3750
                    0.0000                   60.0000                   17.5000
                    0.0000                   500.0000                  17.6250

 12/16/1996         0.0000                   51,300.0000               17.8850
                    0.0000                   15,613.0000               17.8750
                    0.0000                   2,500.0000                17.8750
                    0.0000                   2,500.0000                17.7500
                    0.0000                   15,613.0000               17.8750
                    0.0000                   2,500.0000                17.8750
                    0.0000                   2,500.0000                17.7500
                    0.0000                   15,613.0000               17.8750
                    0.0000                   2,500.0000                17.8750
                    0.0000                   2,500.0000                17.7500
                    15,613.0000              0.0000                    17.8750
                    15,613.0000              0.0000                    17.8750
                    0.0000                   15,613.0000               17.8750
                    15,613.0000              0.0000                    17.8750
                    0.0000                   15,613.0000               17.8750

 TRANS. DATE        # SHARES BOUGHT          # SHARES SOLD      PRICE PER SHARE
 12/17/1996         9,600.0000               0.0000                    17.8750
                    64.0000                  0.0000                    17.8750
                    64.0000                  0.0000                    17.8750
                    64.0000                  0.0000                    17.8750
                    64.0000                  0.0000                    17.8750
                    9,600.0000               0.0000                    17.8750
                    64.0000                  0.0000                    17.8750
                    64.0000                  0.0000                    17.8750
                    64.0000                  0.0000                    17.8750
                    64.0000                  0.0000                    17.8750
                    9,600.0000               0.0000                    17.8750
                    64.0000                  0.0000                    17.8750
                    64.0000                  0.0000                    17.8750
                    64.0000                  0.0000                    17.8750
                    64.0000                  0.0000                    17.8750

 12/18/1996         7,700.0000               0.0000                    17.7662
                    0.0000                   1,000.0000                17.8750
                    0.0000                   6,700.0000                17.7500
                    7,700.0000               0.0000                    17.7662
                    0.0000                   1,000.0000                17.8750
                    0.0000                   6,700.0000                17.7500
                    7,700.0000               0.0000                    17.7662
                    0.0000                   1,000.0000                17.8750
                    0.0000                   6,700.0000                17.7500
                    0.0000                   2,400.0000                17.8750
                    0.0000                   64.0000                   17.8750
                    0.0000                   2,400.0000                17.8750
                    0.0000                   64.0000                   17.8750

 12/20/1996         76,200.0000              0.0000                    18.0000
                    7.0000                   0.0000                    18.0000
                    0.0000                   76,207.0000               18.0000
                    76,200.0000              0.0000                    18.0000
                    7.0000                   0.0000                    18.0000
                    0.0000                   76,207.0000               18.0000
                    76,200.0000              0.0000                    18.0000
                    7.0000                   0.0000                    18.0000
                    0.0000                   76,207.0000               18.0000
                    34,500.0000              0.0000                    18.0000
                    0.0000                   2,500.0000                17.7500
                    0.0000                   2,500.0000                17.7500
                    0.0000                   7,000.0000                18.0000
                    34,500.0000              0.0000                    18.0000
                    0.0000                   2,500.0000                17.7500
                    0.0000                   2,500.0000                17.7500
                    0.0000                   7,000.0000                18.0000
                    34,500.0000              0.0000                    18.0000
                    0.0000                   2,500.0000                17.7500
                    0.0000                   2,500.0000                17.7500
                    0.0000                   7,000.0000                18.0000

 TRANS. DATE        # SHARES BOUGHT          # SHARES SOLD     PRICE PER SHARE
 12/23/1996         2,500.0000               0.0000                    18.2500
                    0.0000                   2,500.0000                18.2500
                    2,500.0000               0.0000                    18.2500
                    0.0000                   2,500.0000                18.2500
                    2,500.0000               0.0000                    18.2500
                    0.0000                   2,500.0000                18.2500

 12/24/1996         600.0000                 0.0000                    18.2500
                    0.0000                   600.0000                  18.2500
                    600.0000                 0.0000                    18.2500
                    0.0000                   600.0000                  18.2500
                    600.0000                 0.0000                    18.2500
                    0.0000                   600.0000                  18.2500
                    5,400.0000               0.0000                    18.3750
                    5,400.0000               0.0000                    18.3750
                    5,400.0000               0.0000                    18.3750

 12/26/1996         2,500.0000               0.0000                    18.5000
                    12,500.0000              0.0000                    18.5000
                    0.0000                   2,400.0000                18.3750
                    0.0000                   64.0000                   18.3750
                    0.0000                   5,400.0000                18.3750
                    2,500.0000               0.0000                    18.5000
                    12,500.0000              0.0000                    18.5000
                    0.0000                   2,400.0000                18.3750
                    0.0000                   64.0000                   18.3750
                    0.0000                   5,400.0000                18.3750
                    2,500.0000               0.0000                    18.5000
                    12,500.0000              0.0000                    18.5000
                    0.0000                   2,400.0000                18.3750
                    0.0000                   64.0000                   18.3750
                    0.0000                   5,400.0000                18.3750
                    750.0000                 0.0000                    18.3750
                    1,100.0000               0.0000                    18.3750
                    2,100.0000               0.0000                    18.3750
                    0.0000                   3,950.0000                18.3750
                    750.0000                 0.0000                    18.3750
                    1,100.0000               0.0000                    18.3750
                    2,100.0000               0.0000                    18.3750
                    0.0000                   3,950.0000                18.3750
                    750.0000                 0.0000                    18.3750
                    1,100.0000               0.0000                    18.3750
                    2,100.0000               0.0000                    18.3750
                    0.0000                   3,950.0000                18.3750

 12/27/1996         17,000.0000              0.0000                    19.2794
                    0.0000                   4,000.0000                19.3750
                    0.0000                   13,000.0000               19.2500
                    17,000.0000              0.0000                    19.2794
                    0.0000                   4,000.0000                19.3750
                    0.0000                   13,000.0000               19.2500

 TRANS. DATE        # SHARES BOUGHT          # SHARES SOLD      PRICE PER SHARE
  12/27/96          17,000.0000              0.0000                    19.2794
                    0.0000                   4,000.0000                19.3750
                    0.0000                   13,000.0000               19.2500

  12/30/96          0.0000                   9,000.0000                19.6193
                    0.0000                   10,000.0000               19.5743
                    0.0000                   41,000.0000               19.6193
                    2,500.0000               0.0000                    19.3750
                    2,500.0000               0.0000                    19.3750
                    0.0000                   12,500.0000               19.6250
                    2,500.0000               0.0000                    19.3750
                    2,500.0000               0.0000                    19.3750
                    0.0000                   12,500.0000               19.6250
                    2,500.0000               0.0000                    19.3750
                    2,500.0000               0.0000                    19.3750
                    0.0000                   12,500.0000               19.6250

 12/31/1996         10,100.0000              0.0000                    19.8750
                    90.0000                  0.0000                    19.8750
                    0.0000                   300.0000                  19.8750
                    0.0000                   1,650.0000                19.8750
                    0.0000                   8,240.0000                19.8750
                    10,100.0000              0.0000                    19.8750
                    90.0000                  0.0000                    19.8750
                    0.0000                   300.0000                  19.8750
                    0.0000                   1,650.0000                19.8750
                    0.0000                   8,240.0000                19.8750
                    10,100.0000              0.0000                    19.8750
                    90.0000                  0.0000                    19.8750
                    0.0000                   300.0000                  19.8750
                    0.0000                   1,650.0000                19.8750
                    0.0000                   8,240.0000                19.8750
                    1,300.0000               0.0000                    19.8750
                    1,400.0000               0.0000                    19.8750
                    0.0000                   2,700.0000                19.8750
                    1,300.0000               0.0000                    19.8750
                    1,400.0000               0.0000                    19.8750
                    0.0000                   2,700.0000                19.8750
                    1,300.0000               0.0000                    19.8750
                    1,400.0000               0.0000                    19.8750
                    0.0000                   2,700.0000                19.8750
                    1,800.0000               0.0000                    19.6250
                    2,300.0000               0.0000                    19.5000
                    5,100.0000               0.0000                    19.8750
                    1,800.0000               0.0000                    19.8750
                    2,300.0000               0.0000                    19.5000
                    5,100.0000               0.0000                    19.8750
                    1,800.0000               0.0000                    19.6250
                    2,300.0000               0.0000                    19.5000
                    5,100.0000               0.0000                    19.8750
                    0.0000                   48,100.0000               19.8750

 TRANS. DATE        # SHARES BOUGHT          # SHARES SOLD      PRICE PER SHARE
  12/31/96          0.0000                   48,100.0000               19.8750
                    0.0000                   48,100.0000               19.8750
                    82,700.0000              0.0000                    19.8750
                    0.0000                   2,500.0000                19.8750
                    0.0000                   4,000.0000                19.7500
                    0.0000                   5,000.0000                19.6250
                    0.0000                   10,000.0000               19.5000
                    0.0000                   700.0000                  19.7500
                    0.0000                   700.0000                  19.7500
                    0.0000                   700.0000                  19.7500
                    0.0000                   1,500.0000                19.7500
                    0.0000                   1,500.0000                19.7500
                    82,700.0000              0.0000                    19.8750
                    0.0000                   2,500.0000                19.8750
                    0.0000                   4,000.0000                19.7500
                    0.0000                   5,000.0000                19.6250
                    0.0000                   10,000.0000               19.5000
                    0.0000                   700.0000                  19.7500
                    0.0000                   700.0000                  19.7500
                    0.0000                   700.0000                  19.7500
                    0.0000                   1,500.0000                19.7500
                    0.0000                   1,500.0000                19.7500
                    82,700.0000              0.0000                    19.8750
                    0.0000                   2,500.0000                19.8750
                    0.0000                   4,000.0000                19.7500
                    0.0000                   5,000.0000                19.6250
                    0.0000                   10,000.0000               19.5000
                    0.0000                   700.0000                  19.7500
                    0.0000                   700.0000                  19.7500
                    0.0000                   700.0000                  19.7500
                    0.0000                   1,500.0000                19.7500
                    0.0000                   1,500.0000                19.7500